Filed pursuant to Rule 433

Registration Nos. 333-172554 and 333-172554-01

Citi CUBES

Citi Commodities Curve Beta Enhanced Indices Q1 2012

For all investments in instruments linked to the indices described herein (other than certificates of deposit):

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

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Executive Summary

Citi Commodities Curve Beta Enhanced Indices (“Citi CUBES”) reflect a strategy of exposure to exchange-traded commodity futures contracts up to one year in maturity via a systematic, rule-based methodology.

Unlike traditional commodity indices that routinely reflect exposure toward the front end of its commodity futures curve month after month based on a fixed roll schedule, Citi CUBES use a rule-based methodology to attempt to identify futures contracts that will provide the best performance relative to other candidate contracts on the curve.

Citi CUBES select a futures contract to roll to for each commodity on the last index business day of each month, and then roll to the selected futures contracts on the first, second and third index business days in the following month in portions of one-third.

Excess return index values (which reflect commodity futures returns solely) and total return index values (which reflect U.S. Treasury Bill returns in addition to commodity futures returns) are available for the following 26 commodities from December 31, 1998:

■	Energy: WTI Crude, Brent Crude, Natural Gas, Gasoline, Heating Oil
■	Precious Metals: Gold, Silver
■	Industrial Metals: Copper (LME), Copper (CMX), Aluminum, Lead, Nickel, Zinc
■	Agriculture: Wheat (CBOT), Wheat (KCBOT), Corn, Soybeans, Soybean Oil, Coffee, Sugar, Cocoa, Cotton
■	Livestock: Lean Hogs, Live Cattle, Feeder Cattle

The Citi CUBES were established on July 1, 2009. Index values are available from December 31, 1998. All Citi CUBES values prior to July 1, 2009 are based entirely on back tested simulation, assuming no market disruption events or modifications to the index methodology. Back testing may not be reflective of future Citi CUBES performance.*

The Citi CUBES rule-based methodology and structured investments linked to Citi CUBES involve certain risks described in more detail on pages 9–10.

*All performance figures, statistics and charts relating to Citi Commodities Curve Beta Enhanced Indices prior to July 1, 2009 are based entirely on back tested simulation. Such historical data was computed in accordance with the index methodology using actual contract prices for each index business day within such period as published by Bloomberg and assuming that no disruption events or modifications to the methodology occurred during such period. No fees were deducted since there are no fees embedded in the indices. Historical performance should not be taken as an indication of the future performance of the indices. Any upward or downward trend in the historical levels of the indices during any past period is not an indication that such index levels are more or less likely to increase or decrease.

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Concept and Methodology

Commodity indices track the performance of futures contracts of the commodities that they represent. In order to maintain continuous exposure to a commodity and to avoid delivery, it is necessary to “roll” periodically by replacing the futures contract tracked by an index that is nearing delivery with a futures contract that has a later delivery date.

Citi CUBES use a rule-based methodology to select monthly a futures contract for each underlying commodity on which to take exposure for the upcoming month. The methodology reflects the following views:

■	In a commodity futures curve, the price relationship between successive futures contracts is driven by a combination of funding costs, storage costs and associated convenience yield;
■	Price regimes may last for a few months or several years (a regime switch occurs, for example, when the curve shape for a commodity changes from backwardation to contango); and
■	The price relationship for a given price regime is expected to remain fairly constant, so any significant deviation from this relationship is unsustainable in the short term.

The rule-based methodology estimates on the last index business day of each month the shape of the commodity curve one month in the future by averaging the shapes of the curve on such day and on the last index business day of the prior month.

This averaging procedure dampens the effect of significant moves between the prior month and the relevant month of any curve segment between two successive futures contracts.

The methodology assumes that any significant move is unsustainable and that the curve will revert to a shape similar to the estimated shape over the following month.

The shape of a commodity futures curve is determined by the relative prices of successive futures contracts and not by their absolute price levels.

Considerations and Potential Advantages over Traditional Indices

Potential Advantages

Traditional commodity indices typically maintain exposure toward the front end of commodity futures curves. This practice is potentially disadvantageous when commodity futures curves are in contango (when the price of longer-dated futures contracts are greater than shorter-dated futures contracts) because the effect of futures contracts sliding closer to delivery due to the passage of time erodes returns. Moreover, contango is usually more pronounced at the front end of commodity futures curves.

For example, at the end of 2010, 18 out of 26 commodities tracked by traditional commodity indices were in contango

(as measured between the contract closest and second closest to delivery).

Instead of routinely taking exposure toward the front end of the commodity futures curve, Citi CUBES attempt to select, for each commodity, the futures contract that is expected to provide the greatest yield (highest expected positive yield or lowest expected negative yield) over the next month relative to the other candidate futures contracts of up to one year in maturity.

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Considerations and Potential Advantages over Traditional Indices (continued)

Investment Considerations

The Citi CUBES methodology will select a futures contract on a commodity based on an average yield curve for that commodity, which is derived from its current yield curve and the prior month’s yield curve. That average yield curve is therefore only a prediction of the shape of that commodity’s yield curve for the month following the roll period, and may not be accurate or reflective of the actual yield curve for that commodity following the roll period. Accordingly, the average yield curve may not produce the futures contract that actually has the greatest positive impact (or lowest negative impact) on the index.

The methodology assumes that yield curves remain fairly constant from month to month. In volatile periods, where the yield curve is frequently changing shape, the average yield curve on which the methodology is based may not produce the most efficient futures contract into which the index will roll. This may result in an underperformance of the Citi CUBES as compared to traditional indices.

The averaging procedure underlying the Citi CUBES methodology dampens significant moves in the yield curve, which reflects a view that any significant yield curve change will not be sustainable over time. At times of fundamental changes in the price regime of a particular commodity, the averaging procedure may cause the Citi CUBES to underperform traditional indices until a new stabilization of the yield curve occurs, if at all.

Citi CUBES are available on Bloomberg: CIP <Go>

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Estimation of Commodity

Future Curve Shape

The methodology averages the commodity future curve shape on the last index business day of the relevant month and the commodity future curve shape on the last index business day of the immediately preceding month between all pairs of successive commodity futures contracts (up to one year in maturity).

This results in an estimated commodity future curve shape one month in the future.

Contract Selection

The methodology attempts to identify the contract that will generate the greatest expected yield (highest expected positive yield or lowest expected negative yield) over the next month relative to other candidate contracts on the curve expiring within a year, given the estimated future curve shape one month in the future.

The index reflects the change in settlement price of this selected contract for a month, and the determination process is then repeated.

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Contract Selection (continued)

While changes in the spot prices of underlying commodities will affect the values of the index, whether commodity spot prices rise or fall subsequently makes no difference in determining which contract is selected–provided that the estimated commodity future curve shape is realized.

To illustrate, the charts below show that contract 8 is the selected contract regardless of whether the curve one month in the future realizes above or below the curve at present–provided that the realized curve has the estimated shape.

Curve one month in the future realizes above curve at present

Curve one month in the future realizes below curve at present

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Diversified Long-Only Baskets*

An excess return and total return index are created for each of the 26 commodities. Citi Commodities can use these Citi CUBES single-commodity indices as building blocks to construct customized commodity investment portfolios with sector or commodity weights tailored to investor requirements.

Alternatively, Citi Commodities provide S&P GSCITM and DJ-UBSCISM weighted baskets of Citi CUBES, which may appeal to investors benchmarked to those traditional commodity indices.

*All performance figures, statistics and charts relating to Citi Commodities Curve Beta Enhanced Indices prior to July 1, 2009 are based entirely on back tested simulation. Such historical data was computed in accordance with the index methodology using actual contract prices for each index business day within such period as published by Bloomberg and assuming that no disruption events or modifications to the methodology occurred during such period. No fees were deducted since there are no fees embedded in the indices. Historical performance should not be taken as an indication of the future performance of the indices. Any upward or downward trend in the historical levels of the indices during any past period is not an indication that such index levels are more or less likely to increase or decrease in the future.

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Spread Alpha Strategies*

By taking a long exposure on a traditional index weighted basket of Citi CUBES and a short exposure against the traditional index, the spread alpha strategy seeks to capture the potential outperformance gained from the Citi CUBES contract selection methodology compared to the contract selection methodology of the traditional index for each commodity.

The short position on the traditional index offsets the commodity exposure from the Citi CUBES basket, resulting in a neutral exposure to commodities. The spread alpha strategy rebalances and resets monthly to 100% long Citi CUBES basket, 100% short traditional index, to offset weight drifts due to relative performance moves during the course of the month.

*All performance figures, statistics and charts relating to Citi Commodities Curve Beta Enhanced Indices prior to July 1, 2009 are based entirely on back tested simulation. Such historical data was computed in accordance with the index methodology using actual contract prices for each index business day within such period as published by Bloomberg and assuming that no disruption events or modifications to the methodology occurred during such period. No fees were deducted since there are no fees embedded in the indices. Historical performance should not be taken as an indication of the future performance of the indices. Any upward or downward trend in the historical levels of the indices during any past period is not an indication that such index levels are more or less likely to increase or decrease in the future.

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Important Considerations

The information contained in this presentation does not provide personal investment advice. You should consult with independent accounting, tax, legal and regulatory counsel regarding such matters as they may apply to your particular circumstances.

THE INDICES ARE EXPOSED TO COMMODITY RISKS

The indices are intended to reflect the prices of commodity contracts and are therefore subject to the risks of commodity investing. In addition to general economic and market factors, the commodity markets are subject to temporary distortions or other disruptions due to various factors, including changes in supply and demand, the lack of liquidity in the markets, the participation of speculators and government regulation and intervention, any of which may increase the risk of price volatility. Commodity futures markets are subject to regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. The indices are also subject to the risk of changes in regulation that may affect the price or liquidity of underlying contracts and hence the level of the indices. Reduced liquidity of underlying contracts may affect the level of the indices or require changes to their components or methodology.

THE INDICES ARE NOT SUBSTITUTES FOR PHYSICAL COMMODITIES

The indices are not substitutes for physical commodities and returns of the indices may not reflect the returns that could be obtained by owning the components that underlie the indices. Investing in instruments linked to the indices does not afford you any rights that holders of exchange-traded futures contracts on the commodities included in the indices may have.

THE ROLL METHODOLOGY OF THE INDICES MAY NOT BE SUCCESSFUL AND MAY LEAD TO UNDERPERFORMANCE RELATIVE TO BENCHMARK COMMODITY INDICES

Rather than selecting new futures contracts for underlying commodities based on a predetermined, fixed schedule, the indices roll each underlying futures contract monthly into a futures contract that is expected to generate the greatest comparative yield over the month based on the estimated yield curve for that futures contract one month in the future. The actual yield curve realized following the roll period for that futures contract may be entirely different, in which case the selected futures contract may not produce the greatest yield and, in fact, may be less efficient than the predetermined, fixed roll methodology of the benchmark commodity indices. Any deviation of the actual yield curve from the predicted yield curve could have an adverse affect on the value of the indices. Consequently, the Citi CUBES (S&P GSCITM weighted) and Citi CUBES (DJ-UBSCISM weighted) Excess Return long-only indices may underperform the S&P GSCITM and DJ-UBSCISM, respectively. Additionally, though the Citi CUBES (S&P GSCITM weighted) and Citi CUBES (DJ-UBSCISM weighted) Spread Alpha indices are spread alpha strategies that are not directly comparable to commodity benchmark indices, such as S&P GSCITM and DJ-UBSCISM, there can be no assurance that these indices will generate positive returns.

CHANGES IN THE PRICE OF ONE OR MORE OF THE UNDERLYING COMMODITIES INCLUDED IN THE BASKET INDICES MAY OFFSET EACH OTHER

Price movements in the underlying commodities included in the Citi CUBES (S&P GSCITM weighted) and Citi CUBES (DJ-UBSCISM weighted) indices may not correlate with each other. At a time when the price of one underlying commodity increases, the prices of the other underlying commodities may not increase as much, or may even decline in price. Therefore, in calculating the performance of the Citi CUBES (S&P GSCITM weighted) and Citi CUBES (DJ-UBSCISM weighted) indices on the valuation date, increases in the price of one underlying commodity may be moderated, or wholly offset, by lesser increases or declines in the prices of other underlying commodities.

THE CORRELATION AMONG THE UNDERLYING COMPONENTS OF THE INDICES MAY CHANGE UNPREDICTABLY

Correlation is the extent to which the values of the underlying components of the indices increase or decrease to the same degree at the same time. If the correlations among the underlying components of the indices change, the value of the indices may be adversely affected.

HIGHER FUTURE PRICES OF THE UNDERLYING

COMMODITIES RELATIVE TO THEIR CURRENT PRICES MAY ADVERSELY AFFECT THE VALUES OF THE INDICES

In either a contango or backwardated market, as the expiration date of a futures contract nears, the price generally will tend toward the spot price. Therefore, a contango market may impact negatively the prices of underlying commodities and, accordingly, the values of the indices.

THE INDICES HAVE A VERY LIMITED PERFORMANCE HISTORY

Publication of the indices began on July 1, 2009. Therefore, the indices have a very limited performance history, and no actual investment that allowed tracking of the performance of the indices was possible before this date. Although the indices have been back-tested from December 31, 1998, such back-testing information is illustrative only and derived from proprietary models based on certain historical data, estimates and assumptions that no disruption events or modifications to the methodology occurred during such period. Any back-testing is not indicative of the future performance of the indices or of actual results that might be obtained from an investment or participation in any instrument linked to the indices.

SUSPENSIONS OR DISRUPTIONS OF MARKET TRADING IN COMMODITY AND RELATED FUTURES MARKETS COULD ADVERSELY AFFECT THE VALUES OF THE INDICES.

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Important Considerations (continued)

DISCRETION OF THE INDEX SPONSOR

Citigroup Global Markets Limited, as sponsor of the indices (the “index sponsor”), will determine prices and other data relevant to the calculation of the value of the indices, including whether a market disruption event or other event permitting suspension of an index has occurred. The index sponsor may add, delete or substitute the commodities underlying the indices, make other methodological changes that could change the value of the relevant indices or alter, discontinue or suspend calculation or dissemination of one or more indices, any of which may affect the value of the indices.

POTENTIAL CONFLICTS OF INTEREST EXIST

The index sponsor and its affiliates trade the commodities underlying the indices in the ordinary course of business, for their own accounts and for other accounts under their management. Such trading activities could potentially affect the value of such commodities or the indices. The index sponsor or its affiliates may act as issuer, agent or underwriter for issuances of securities, or enter into other transactions, with returns linked or related to changes in the level of the indices or the components underlying the indices and in connection therewith may enter into hedging transactions. Such transactions may affect the level of the indices and may generate profit to the index sponsor or its affiliates, even in the case of a decline in the value of the relevant index.

LEGAL AND REGULATORY CHANGES COULD IMPAIR THE PRICES OF THE UNDERLYING COMMODITIES AND, ACCORDINGLY, THE VALUES OF THE INDICES.

INVESTMENTS IN INSTRUMENTS LINKED TO THE INDICES WILL NOT BE REGULATED BY THE COMMODITY FUTURES TRADING COMMISSION (“CFTC”)

An investment in instruments linked to the indices will not constitute a direct investment in commodities or future contracts, and you will not benefit from the regulatory protections of the CFTC offered to persons who trade in such contracts.

Investments in instruments linked to the indices described herein (other than certificates of deposit) will not be bank deposits and will not be insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Free writing prospectus

Citigroup Global Markets, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Citigroup Global Markets, Inc. has filed with the SEC for more complete information about Citigroup Global Markets, Inc. and any such offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Citigroup Global Markets, Inc., any agent or any dealer participating in the offering will arrange to send you the prospectus if you so request by calling toll-free 1-877-858-5407.

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Important Considerations (continued)

The Citi CUBES (S&P GSCITM weighted) Indices (the “Products”) are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the S&P Indices to track general market performance. S&P’s only relationship to Citigroup Global Markets Limited (the “Licensee”) is the licensing of certain trademarks and trade names of S&P and of the S&P GSCITM, which indices are determined, composed and calculated by S&P without regard to the Licensee or the Products. S&P has no obligation to take the needs of the Licensee or the owners of the Products into consideration in determining, composing or calculating the S&P Indices. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Products to be issued or in the determination or calculation of the equation by which the Products are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Products.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN, AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P GSCITM is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by the Licensee. The S&P GSCITM is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

“Dow Jones®”, “DJ”, “UBS” “Dow Jones-UBS Commodity IndexSM,” and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Limited (the “Licensee”). The Citi CUBES (DJ-UBSCISM weighted) Indices (the “Products”) are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Products or any member of the public regarding the advisability of investing in securities or commodities generally or in the Products particularly. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCISM, which is determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to the Licensee or the Products. Dow Jones and UBS Securities have no obligation to take the needs of the Licensee or the owners of the Products into consideration in determining, composing or calculating DJ-UBSCISM. None of Dow Jones,

UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Products to be issued or in the determination or calculation of the equation by which the Products are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Products customers, in connection with the administration, marketing or trading of the Products. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Products currently being issued by Licensee, but which may be similar to and competitive with the Products. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and Products. Purchasers of the Products should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with the Products. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO, AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND THE LICENSEE, OTHER THAN UBS AG.

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